FinServ Acquisition Corp. II

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas
New York, NY 10105

February 12, 2021

VIA EDGAR

Todd Schiffman

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	FinServ Acquisition Corp. II
Registration Statement on Form S-1
Filed February 2, 2021, as amended
File No. 333-252672

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FinServ Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Wednesday, February 17, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Lee Einbinder
Lee Einbinder
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP